UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )

SLR Investment Corp.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

83413U100

(CUSIP Number)

Michael S. Gross

Bruce J. Spohler

Co-Chief Executive Officers

SLR Investment Corp.

500 Park Avenue

New York, New York 10022

(212) 993-1670

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 1, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 83413U100

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MICHAEL S. GROSS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 737,558
	8	SHARED VOTING POWER 2,673,708
	9	SOLE DISPOSITIVE POWER 737,558
	10	SHARED DISPOSITIVE POWER 2,673,708

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,411,266
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. 83413U100

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BRUCE J. SPOHLER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 318,894
	8	SHARED VOTING POWER 2,873,174
	9	SOLE DISPOSITIVE POWER 318,894
	10	SHARED DISPOSITIVE POWER 2,873,174

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,192,068
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. 83413U100

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SOLAR CAPITAL INVESTORS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,285,013
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,285,013
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,285,013
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.3%
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 83413U100

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SOLAR CAPITAL INVESTORS II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 715,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 715,000
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 715,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 83413U100

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SOLAR SENIOR CAPITAL INVESTORS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 355,107
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 355,107
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 355,107
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 83413U100

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SLR CAPITAL MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 77
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 77
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 77
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%
14	TYPE OF REPORTING PERSON OO

Explanatory Note

Each Reporting Person (as defined below) was initially eligible pursuant to Section 13(d)(6)(B) and Rule 13d-1(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to file a report on Schedule 13G as a beneficial owner of more than five percent of Common Stock before the Issuer registered the Common Stock under Section 12(b) of the Exchange Act on February 9, 2010 (the “Registration”). Each Reporting Person is filing this Schedule 13D in lieu of a report on Schedule 13G because, as a result of additional acquisitions of Common Stock of the Issuer by the Reporting Persons following the Registration, the Reporting Persons acquired beneficial ownership of more than 2.0% of the Common Stock of the Issuer during the preceding 12-month period.

Item 1.	Security and Issuer

This Schedule 13D (the “Schedule 13D”) is being filed to report the beneficial ownership of shares of common stock, par value $0.01 per share (the “Common Stock”), of SLR Investment Corp., a Maryland corporation (the “Issuer”), by each of the reporting persons named in this Schedule 13D (each, individually, a “Reporting Person” and collectively the “Reporting Persons”). The principal executive offices of the Issuer are located at 500 Park Avenue, New York, NY 10022.

Item 2.	Identity and Background

This Schedule 13D is being filed jointly by the following persons:

(1) Michael S. Gross, a United States citizen, is the Co-Chief Executive Officer, President and the Chairman of the Board of Directors of the Issuer. The principal business and office address for Mr. Gross is 500 Park Avenue, New York, NY 10022.

(2) Bruce J. Spohler, a United States citizen, is the Co-Chief Executive Officer, Chief Operating Officer and a member of the Board of Directors of the Issuer. The principal business and office address for Mr. Spohler is 500 Park Avenue, New York, NY 10022.

(3) Solar Capital Investors, LLC (“Solar Investors”) is a Delaware limited liability company. The principal business of Solar Investors is to hold investments in the securities of the Issuer. The principal business and office address for Solar Investors is 500 Park Avenue, New York, NY 10022. The controlling members of Solar Investors are Michael S. Gross and Bruce J. Spohler.

(4) Solar Capital Investors II, LLC (“Solar Investors II”) is a Delaware limited liability company. The principal business of Solar Investors II is to hold investments in the securities of the Issuer. The principal business and office address for Solar Investors II is 500 Park Avenue, New York, NY 10022. The controlling members of Solar Investors II are Michael S. Gross and Bruce J. Spohler.

(5) Solar Senior Capital Investors, LLC (“Solar Senior Investors”) is a Delaware limited liability company. The principal business of Solar Senior Investors is to hold investments in the securities of the Issuer. The principal business and office address for Solar Senior Investors is 500 Park Avenue, New York, NY 10022. The controlling members of Solar Senior Investors are Michael S. Gross and Bruce J. Spohler.

(6) SLR Capital Management, LLC (“SLR Management”) is a Delaware limited liability company. The principal business of SLR Management is to provide office facilities and administrative services to the Issuer and certain other entities. The principal business and office address for SLR Management is 500 Park Avenue, New York, NY 10022. The controlling members of SLR Management are Michael S. Gross and Bruce J. Spohler.

During the last five years, none of the Reporting Persons has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding such Reporting Person is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The information in Item 4 is incorporated herein by reference. As discussed in further detail in Item 4, certain of the shares of Common Stock acquired by the Reporting Persons were acquired in exchange for shares of common stock, par value $0.01 per share, of SLR Senior Investment Corp. (“SUNS”). The aggregate consideration for the shares reported in this Schedule 13D, including the amounts paid for the shares of common stock of SUNS acquired in the Mergers (as defined below), was approximately $63.0 million. The shares of Common Stock are not held in margin accounts and were not otherwise acquired with borrowed funds.

Item 4. Purpose of Transaction

On April 1, 2022, the Issuer completed its previously announced acquisition of SUNS, pursuant to that certain Agreement and Plan of Merger (the “Merger Agreement”), dated as of December 1, 2021, by and among the Issuer, SUNS, Solstice Merger Sub, Inc., a Maryland corporation and wholly-owned subsidiary of the Issuer (“Merger Sub”), and, solely for the limited purposes set forth therein, SLR Capital Partners, LLC, a Delaware limited liability company and investment adviser to each of the Issuer and SUNS. Pursuant to the Merger Agreement, Merger Sub was first merged with and into SUNS, with SUNS as the surviving corporation (the “Merger”), and, immediately following the Merger, SUNS was then merged with and into the Issuer, with the Issuer as the surviving company (together with the Merger, the “Mergers”). As a result of the Mergers, among other things, each outstanding share of SUNS, common stock, par value $0.01 per share, was exchanged for 0.7796 shares of Common Stock, par value $0.01 per share.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by the full text of the Merger Agreement, which is incorporated by reference as Exhibit 99.1 hereto.

Item 5. Interest in Securities of the Issuer

The information in Item 4 is incorporated herein by reference.

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference. The below information is based on 54,772,652 shares of Common Stock outstanding as of April 8, 2022.

As described in Item 4, the Reporting Person may be deemed the beneficial owner of the following:

A.	Michael S. Gross

	(a)	As of the close of business on April 8, 2022, Michael S. Gross beneficially owned 3,411,266 shares of Common Stock.

Percentage: 6.2%

(b)

1. Sole power to vote or direct vote: 737,558(1)

2. Shared power to vote or direct vote: 2,673,708(2)

3. Sole power to dispose or direct the disposition: 737,558(1)

4. Shared power to dispose or direct the disposition: 2,673,708(2)

(1) Mr. Gross has sole voting and dispositive power with respect to 737,558 shares of Common Stock through his personal accounts, family trusts and a profit sharing plan in which Mr. Gross is the sole participant.

(2) Mr. Gross, as a controlling member of Solar Investors, Solar Investors II, Solar Senior Investors, SLR Management and SLR Capital Partners, LLC (“SLR Partners”), which controls Solar Capital Partners Employee Stock Plan, LLC ( “SCP Plan”), has shared voting and dispositive power with respect 2,673,708 shares of Common Stock, which are held by Solar Investors, Solar Investors II, Solar Senior Investors, SLR Management and SCP Plan.

B.	Bruce J. Spohler

	(a)	As of the close of business on April 8, 2022, Bruce J. Spohler beneficially owned 3,192,068 shares of Common Stock.

Percentage: 5.8%

(b)

1. Sole power to vote or direct vote: 318,894(1)

2. Shared power to vote or direct vote: 2,873,174(2)

3. Sole power to dispose or direct the disposition: 318,894 (1)

4. Shared power to dispose or direct the disposition: 2,873,174 (2)

(1) Mr. Spohler has sole voting and dispositive power with respect to 318,894 shares of Common Stock through his personal accounts and a family LLC of which he is the manager.

(2) Mr. Spohler, as a controlling member of Solar Investors, Solar Investors II, Solar Senior Investors, SLR Management, SCP Plan and a family trust of which he a co-trustee (the “Spohler Trust”), Mr. Spohler has shared voting and dispositive power with respect to 2,873,174 shares of Common Stock, which are held by Solar Investors, Solar Investors II, Solar Senior Investors, SLR Management, SCP Plan and the Spohler Trust.

C.	Solar Investors

	(a)	As of the close of business on April 8, 2022, Solar Investors beneficially owned 1,285,013 shares of Common Stock.

Percentage: 2.3%

(b)

1. Sole power to vote or direct vote: 1,285,013

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 1,285,013

4. Shared power to dispose or direct the disposition: 0

D.	Solar Investors II

	(a)	As of the close of business on April 8, 2022, Solar Investors II beneficially owned 715,000 shares of Common Stock.

Percentage: 1.3%

(b)

1. Sole power to vote or direct vote: 715,000

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 715,000

4. Shared power to dispose or direct the disposition: 0

E.	Solar Senior Investors
	(a)	As of the close of business on April 8, 2022, Solar Senior Investors beneficially owned 355,107 shares of Common Stock.

Percentage: 0.6%

(b)

1. Sole power to vote or direct vote: 355,107

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 355,107

4. Shared power to dispose or direct the disposition: 0

F.	SLR Management

	(a)	As of the close of business on April 8, 2022, SLR Management beneficially owned 77 shares of Common Stock.

Percentage: Less than 0.1%

	(b)	1. Sole power to vote or direct vote: 77 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 77 4. Shared power to dispose or direct the disposition: 0

(c) Other than the acquisition of the shares of the Issuer’s Common Stock described in Appendix A to this Schedule 13D that were acquired in the Mergers, there have been no transactions in the Common Stock effected by the Reporting Persons since the filing of Amendment No.8 to Schedule 13G filed by the Reporting Persons on March 2, 2022. Item 6 is hereby incorporated by reference herein.

(d) No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held by the Reporting Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

SCP Plan issued restricted stock units relating to an aggregate of 341,663.0602 shares of Common Stock to certain employees of SLR Partners (the “RSUs”). The RSUs were issued on March 5, 2019, March 9, 2020 and March 2, 2021 and are scheduled to vest 50% on each of the second and third anniversary of grant, subject to the restrictions in the Second Amended and Restated Solar Capital Partners LLC Restricted Stock Unit Plan. RSUs may be settled in shares of the Issuer’s Common Stock or the cash value thereof on a one-for-one basis at the election of SCP Plan administrators, Messrs. Gross and Spohler. In connection with the Mergers, 100,373.9998 RSUs that related to shares of common stock of SUNS were amended to refer to 78,251.5702 shares of Common Stock.

The Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule 13D and any amendments thereto. A copy of such agreement is attached hereto as Exhibit 1 and is incorporated by reference herein.

Except as otherwise described in this Schedule 13D, there are no agreements, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description

1*	Joint Filing Agreement by and among the Reporting Persons.

99.1	Agreement and Plan of Merger dated December 1, 2021 (incorporated by reference as Exhibit 2.1 to Current Report on Form 8-K filed on December 1, 2021).

*	Filed herewith.

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 11, 2022

MICHAEL S. GROSS

By:	/s/ Michael S. Gross

BRUCE J. SPOHLER

By:	/s/ Bruce J. Spohler

SOLAR CAPITAL INVESTORS, LLC

By:	/s/ Michael S. Gross
Name:	Michael S. Gross
Title:	Managing Member

SOLAR CAPITAL INVESTORS II, LLC

By:	/s/ Michael S. Gross
Name:	Michael S. Gross
Title:	Managing Member

SOLAR SENIOR CAPITAL INVESTORS, LLC

By:	/s/ Michael S. Gross
Name:	Michael S. Gross
Title:	Managing Member

SLR CAPITAL MANAGEMENT, LLC
By: SLR Capital Partners, LLC, its Sole Member

By:	/s/ Michael S. Gross
Name:	Michael S. Gross
Title:	Managing Member